Exhibit 99.1

Bitfarms to Participate in Upcoming Investor Conferences

Toronto, Ontario and Brossard, Québec (March 8, 2023) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, announced that management will be participating in upcoming investor conferences.

Event:	Roth 35th Annual Growth Conference
Date:	March 13-14, 2023
Location:	Laguna Niguel, Calif.

Event:	Sidoti Small-Cap Conference
Date:	March 22-23, 2023
Location:	Virtual
Presentation:	1:30 pm ET, March 23, 2023

The company’s presentation at Sidoti will be webcast and available on the company’s website. For additional information or to schedule an in-person meeting at Roth or a virtual one-on-one meeting at Sidoti, please contact your institutional sales representative or Bitfarms’ IR Team at bitfarms@lhai.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms has 10 mining facilities around the world, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Lisa Helfer

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca